Exhibit 99.9

ZenaTech Developing Quantum Computing and AI Drone Fleets to Prevent Wildfires in the Western US

Vancouver, British Columbia (May 29th, 2025) – ZenaTech, Inc, (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology company specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, today announces its strategic initiative to utilize quantum computing and AI-powered drones to revolutionize wildfire detection, forecasting, and response in the US Western and Coastal states. This innovative solution is part of ZenaTech’s expanding Clear Sky project, an initiative which aims to mitigate the increasing threat of billion-dollar weather events using high-precision environmental monitoring powered by AI drones, drone swarms and quantum-enhanced analytics.

“We want to harness next-generation drone technology for frontline defence against one of America’s more dangerous natural threats” said Dr. Shaun Passley, CEO of ZenaTech. “By integrating quantum computing with our AI drone systems, we can process massive volumes of atmospheric and terrain data to provide near real-time wildfire predictions and response strategies with unmatched speed and accuracy.”

The integration of quantum computing allows ZenaTech to process complex datasets far faster than traditional methods—turning raw drone telemetry into actionable intelligence for emergency response teams, forestry services, and environmental protection agencies.

Using the ZenaDrone 1000 drone and fleets of drones equipped with thermal sensors, multispectral imaging, and 360-degree LiDAR, autonomous flight missions over 300 square miles can be performed. These drone swarms gather environmental data which is then processed using quantum computing platforms to build predictive models that simulate wildfire spread based on terrain, vegetation density, humidity, and wind patterns.

ZenaTech’s recently acquired Portland, Oregon-based land survey engineering company and now a Drone as a Service office, will be part of this initiative surveying large tracks of land for wildfires and fire management testing incorporating drone swarm technology in the Northwest in the Pacific Coast areas. The company will also utilize its Wyoming Native American partnership for testing fire mitigation, and autonomous monitoring of tribal lands. The Clear Sky project initial team will be expanded to 20 engineers dedicated to the company’s R&D initiatives including wildfire modelling, geospatial optimization, and AI-augmented forecasting.

Quantum computing is an emergent field of cutting-edge computer science harnessing the unique qualities of quantum mechanics to solve problems beyond the ability of even the most powerful classical computers of today, to process massively complicated mathematical problems and data at orders of magnitude faster speeds. Quantum computers can analyse vast and complex drone data much faster and more accurately, improving weather predictions and enhancing the ability to forecast extreme events.

Last year, there were 58 separate billion-dollar weather disasters globally, the second highest on record, which includes 27 in the US caused by extreme weather including hurricanes, wildfires, floods, and severe storms— according to Gallagher Re’s Natural Catastrophe and Climate Report.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modelling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:
Linda Montgomery
ZenaTech
312-241-1415
investors@zenatech.com

Investors:
Michael Mason
CORE IR
investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech’s ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.